Filed pursuant to 424(b)(3)
Registration #333-50822

SUPPLEMENT NO. 23
DATED FEBRUARY 28, 2002
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 23 to you in order to supplement our prospectus and its supplements. This supplement, dated February 28, 2002 to our prospectus dated February 1, 2001, updates information in the "Real Property Investments", "Investment Objectives and Policies" and "Plan of Distribution" sections of our prospectus. This Supplement No. 23 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 22 dated February 21, 2002, Supplement No. 21 dated February 7, 2002 and Supplement No. 20 dated February 1, 2002 (which superseded Supplement No. 19 dated January 17, 2002, Supplement No. 18 dated January 3, 2002, Supplement No. 17 dated December 17, 2001, Supplement No. 16 dated December 6, 2001, Supplement No. 15 dated November 29, 2001, Supplement No. 14 dated November 20, 2001 and Supplement No. 13 dated November 1, 2001 (which superseded Supplement No. 12 dated October 29, 2001, Supplement No. 11 dated October 5, 2001, Supplement No. 10 dated September 20, 2001, Supplement No. 9 dated September 10, 2001, Supplement No. 8 dated September 5, 2001, Supplement No. 7 dated August 7, 2001 and Supplement No. 6 dated August 1, 2001 (which superseded Supplements No. 5 dated June 14, 2001, No. 4 dated May 21, 2001 and No. 3 dated May 1, 2001 (which superseded Supplements No. 1 and 2 dated February 28, 2001 and April 10, 2001, respectively)))) and must be read in conjunction with our prospectus and those supplements.

Real Property Investments

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

Potential Property Acquisitions

We are currently considering acquiring the following properties. Our decision to acquire these properties will generally depend upon no material adverse change occurring in the properties, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering to make these acquisitions or sufficient availability of credit; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

Crystal Springs Shopping Center, Crystal River, Florida

We anticipate purchasing a newly constructed shopping center known as Crystal Springs Shopping Center containing 67,021 gross leasable square feet. The center is located at 6760 W. Gulf to Lake Highway, Crystal River, Florida.

We anticipate purchasing Crystal Springs Shopping Center from an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $7,400,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $110 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Crystal Springs Shopping Center was built in 2001. The property is comprised of one single-story, multi-tenant building and one outlot building. As of February 25, 2002, this property was 100% leased.

One tenant, Publix (a supermarket), leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Publix	44,271	66%	9.00	10/01	10/21

The lease includes six options, each for a term of five years.

For federal income tax purposes, the depreciable basis in this property will be approximately $5,800,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of February 25, 2002, a total 67,021 square feet was leased to 13 tenants at this property. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Charles Pope Cellular	1,365	09/04	-	19,110	14.00
Interior Accents	1,200	10/04	1/3 yr.	16,800	14.00
Rocco's Pizza	1,200	10/04	1/3 yr.	16,800	14.00
H & R Block	1,200	04/06	-	16,800	14.00
Sally Beauty	1,200	09/06	1/5 yr.	15,600	13.00
Citrus Cleaners	1,540	10/06	1/5 yr.	20,020	13.00
Rosemary's Hallmark	3,360	10/06	2/5 yr.	40,320	12.00
Hong Kong Buffet	1,185	11/06	1/5 yr.	17,088	14.42
Blockbuster	4,800	12/06	3/5 yr.	82,800	17.25
Beef O'Brady	2,400	02/07	2/5 yr.	32,400	13.50
Subway	1,200	02/07	1/5 yr.	16,800	14.00
Family Trust Investments	2,100	10/11	-	25,200	12.00
Publix	44,271	10/21	6/5 yr.	398,439	9.00

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

The following table sets forth lease expirations for this property for the next ten years, assuming that no renewal options are exercised:
Year Ending	Number of Leases	Approx. GLA of Expiring Leases	Annual Base Rent of Expiring Leases	Total Annual Base Rent	Average Base Rent Per Square Foot Under Expiring Leases	Percent of Total Building GLA Represented By Expiring Leases	Percent of Annual Base Rent Represented By Expiring Leases
December 31,	Expiring	(Sq. Ft.)	($)	($)	($)	(%)	(%)

2002	-	-	-	718,177	-	-	-
2003	-	-	-	718,177	-	-	-
2004	3	3,765	52,710	718,177	14.00	5.62	7.34
2005	-	-	-	667,474	-	-	-
2006	6	13,285	194,635	667,474	14.65	19.82	29.16
2007	2	3,600	49,620	473,259	13.78	5.37	10.48
2008	-	-	-	425,739	-	-	-
2009	-	-	-	425,739	-	-	-
2010	-	-	-	425,739	-	-	-
2011	1	2,100	27,300	425,739	13.00	3.13	6.41

For purposes of the above table, the "total annual base rent" column represents annualized base rent. For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases. Therefore, as each lease expires, no amount is included in this column for any subsequent year for that lease. In view of the assumption made with regard to total annual base rent, the percent of annual base rent represented by expiring leases may not be reflective of the expected actual percentages. This is not indicative of or a prediction of future actual results. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

Eckerd Drug Stores

We anticipate purchasing the following additional three separate to be constructed freestanding retail properties known as Eckerd Drug Stores, containing a total of 35,640 gross leasable square feet.

Location	Square Feet	Purchase Price ($)

US 401 and Perry Creek Road	10,908	2,856,000*
Raleigh, North Carolina

U.S. 29 & Pitts School Road	10,908	2,334,000*
Concord, North Carolina

SC Highway 160 and Gold Hill Road	13,824	3,283,000*
Tega Cay, South Carolina

* We expect to acquire the land for each property from an unaffiliated third party and then fund the development costs. Our Board of Directors had previously approved the acquisition of the completed Raleigh, North Carolina Eckerds, however, we now intend to purchase the land and fund the development costs on this property also.

Our total acquisition cost, including expenses, is expected to be approximately $8,473,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $238 per square foot of leasable space.

We intend to purchase these properties with our own funds. However, we expect to place financing on the properties at a later date.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for the properties, we considered a variety of factors including location, demographics, quality of tenant, length of lease, price per square foot and the fact that overall rental rate at each property is comparable to market rates. We believe that each of these properties is will be well located and has acceptable roadway access. These properties will be subject to competition from similar properties within their market area, and economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire these properties.

These properties are expected to be on a triple net lease and the tenant will be responsible for all repairs.

One tenant, Eckerd Drug Stores, will lease 100% of the total gross leasable area of each property. The leases with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Lessee/	Approximate gross leasable area leased	% of total gross leasable area of each	Current annual	Base rent per square foot per	Lease	term
location	(Sq. Ft.)	property	rent ($)	annum ($)	beginning	to

US 401 & Perry Creek Rd	10,908	100	289,003	26.49	*	*
Raleigh, NC

US 29 & Pitts School Road	10,908	100	236,181	21.65	*	*
Concord, NC

SC Highway 160 & Gold Hill Rd.	13,824	100	332,092	24.02	*	*
Tega Cay, SC

Each lease includes four successive renewal options, each for a term of five years with a $.50 per square foot increase in base rent per square foot per annum and is expected to commence upon completion of the development..

For federal income tax purposes, the depreciable basis in these properties will be approximately $6,600,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Riverstone Plaza, Canton, Georgia

We anticipate purchasing a shopping center known as Riverstone Plaza located on approximately 35 acres and containing 302,024 gross leasable square feet. The center is located at NWC Georgia Highway 5 and Reinhard College Parkway, Canton, Georgia.

We anticipate purchasing Riverstone Plaza from an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $32,000,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $106 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access and will attract high-quality tenants. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Riverstone Plaza was built in 1998. The property consists of four single story, multi-tenant buildings. As of February 25, 2002, this property was approximately 99% leased.

Two tenants, Publix (a grocery store) and Belk's (a department store), each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenant to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Publix	51,420	17%	8.75	02/98	03/18

Belk's	60,103	20%	5.35	01/98	10/18

For federal income tax purposes, the depreciable basis in this property will be approximately $25,000,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of February 25, 2002, a total of 298,424 square feet was leased to 48 tenants at this property. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Famous Footwear	5,100	01/03	84,150	16.50
Hallmark Cards	4,581	02/03	59,682	13.00
Parcel Plus	1,200	02/03	21,216	17.68
Hair Cuttery	1,200	02/03	23,472	19.56
Plaza Cleaners	1,600	03/03	27,096	16.94
Jitterbeans	1,415	03/03	25,512	18.03
Sun City Tan	2,045	03/03	34,206	16.72
Dress Barn	8,970	06/03	107,640	12.00
Formal America	1,803	07/03	32,517	18.04
New Song, Inc.	2,000	08/03	32,781	16.39
Lin's Alterations	975	08/03	17,047	17.48
Audio Cell	1,250	09/03	21,855	17.48
America's Home Place	1,725	09/03	26,738	15.50
Rack Room Shoes	5,200	02/04	62,400	12.00
Dream Nails	1,200	02/04	20,975	17.48
Southern Exposure Salon	1,600	02/04	27,158	16.97
Merle Norman Cosmetics	615	02/04	10,439	16.97
Mail Boxes, Etc.	1,350	02/04	22,248	16.48
AllTel Communications	2,100	03/04	37,142	17.69
Randstad Temporary Service	1,000	04/04	17,500	17.50

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Powertel Atlanta, Inc.	2,000	04/04	35,374	17.69
Ivy Cottage	1,638	05/04	22,932	14.00
Hibbits Sporting Goods	4,200	07/04	50,400	12.00
JMA Jewelry	838	08/04	14,973	17.87
Aquarius Pool & Spa	1,000	02/05	15,162	15.16
The Scrapbook Garden	2,131	02/05	29,834	14.00
Riverstone Chiropractor	1,000	05/05	15,000	15.00
Dr. Stuart Loos, DDS	1,613	06/05	23,072	14.30
Century 21 Cherokee Realty	5,163	06/05	63,815	12.36
Radio Shack	2,583	11/06	40,036	15.50
Prudential GA Rlty	5,769	11/06	92,304	16.00
Washington Mutual	3,013	11/06	52,727	17.50
Honey Baked Ham	2,713	12/07	43,308	15.96
Pearle Vision Center	2,400	03/08	38,028	15.85
Payless Shoes	3,225	03/08	35,650	11.05
Blimpie Subs & Salads	1,200	03/08	18,576	15.48
LaCazuela Mexican Restaurant	4,896	03/08	80,784	16.50
Longhorn Steakhouse*		09/08	78,828	N/A
Lucky Panda Restaurant	3,243	03/09	51,888	16.00
Provino's Italian Restaurant	5,125	03/09	87,000	16.98
Courtyard Ice Cream & Coffee	1,194	09/09	20,267	16.97
Goody's	27,900	03/10	234,970	8.42
Pet World of Canton	5,625	01/11	61,875	11.00
Ross	30,188	01/12	294,313	9.75
Michaels	21,306	01/12	207,733	9.75
Publix	51,420	03/18	449,925	8.75
Belk	60,103	10/18	321,551	5.35
Vacant	3,600

* Ground lease

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Southampton Village, Tyrone, Georgia

We anticipate purchasing a shopping center to be constructed known as Southampton Village containing 77,890 gross leasable square feet. The center will be located on Georgia Route 74, approximately two miles south of Interstate 65, Tyrone, Georgia.

We will fund a portion of the development cost via a development loan and obtain a construction loan for the balance. Prior to a final payment we will receive interest at the rate of 9.5% per annum on the outstanding balance of our development loan. We anticipate purchasing Southampton Village from an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $9,820,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $126 per square foot of leasable space.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of estimated net rental income, location, demographics, quality of tenant, length of lease, price per square foot and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property will be well located, has acceptable roadway access and will attract high-quality tenants. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

Once the shopping center is completed, we do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Southampton Village is expected to be completed in 2002. As of February 25, 2002, this property was approximately 66% leased.

One tenant, Publix (a supermarket) will lease more than 10% of the total gross leasable area of the property.

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Publix	51,420	66	9.95	*	*

* Lease term will begin upon completion of shopping center.

For federal income tax purposes, the depreciable basis in this property will be approximately $7,700,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of February 25, 2002, a total of 51,420 square feet is leased to 1 tenant at this property. The following table sets forth certain information with respect to this lease:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends **	Rent ($)	Per Annum ($)

Publix	51,420		511,629	9.95
Vacant	26,470

** At this time, we do not have information as to when the leases at this property will begin and end. We expect that they will begin upon completion of the property in 2002.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Investment Objectives and Policies

Distributions

The discussion under this section, which starts on page 77 of our prospectus, is supplemented by the following.

On February 25, 2001, our Board of Directors approved an increase in the distribution payable to holders of our common stock from $.81 to $.82 per share per annum for the shareholders of record on April 1, 2002, beginning with the distribution payable on May 7, 2002.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 187 of our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of February 27, 2002, we had sold 28,168,498 shares in our current offering resulting in gross proceeds of $279,790,883. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of February 27, 2002, we had incurred $23,625,105 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $256,097,997 of net proceeds from the sale of those 28,168,498 shares. An additional 968,495 shares have been sold pursuant to our Distribution Reinvestment Program as of February 27, 2002, for which we have received additional net proceeds of $9,200,700. As of February 27, 2002, we had repurchased 199,604 shares through our Share Repurchase Program resulting in disbursements totaling $1,829,918. As a result, our net offering proceeds from both offerings total approximately $388,535,703 as of February 27, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the year ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. For the year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $4,100,000 are included in the purchase prices we have paid for all our properties purchased through February 27, 2002. As of February 27, 2002, we had invested approximately $286,800,000 in properties that we purchased for an aggregate purchase price of approximately $679,146,000 and we had invested approximately $2,880,000 for an investment in a joint venture with the developer of a shopping center. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of February 27, 2002, we had net offering proceeds of approximately $47,900,000 available for investment in additional properties. As of February 27, 2002, we have committed to the acquisition of an additional $193,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.